Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT Telix 2026 Half-Year Results: Strong Commercial Execution and Momentum in Late-Stage Pipeline Melbourne (Australia) and Indianapolis, IN (U.S.) – August 20, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") today announces its financial results for the period ended June 30, 2026. H1 2026 key results Group performance1: Double-digit revenue growth and gross margin improvement • Group revenue of US$477 million, up 22%2 year-over-year, tracking in line with the upper end of full year guidance of US$950 million to US$970 million. • Group gross margin of 55%, up 2% year-over-year, Precision Medicine gross margin of 65%, up 1% year-over-year, reflecting solid commercial performance, a favorable product mix and operational efficiencies. • Adjusted EBITDA3 of US$52 million, up 146% year-over-year reflecting strong demand across our product portfolio and initial non-refundable payment of US$40 million from Regeneron collaboration4. • Research & Development (R&D) investment of US$124 million, primarily directed toward advancing late-stage therapeutic and precision medicine programs, supporting the Company's strategy to build diversified revenue streams. • Entered into strategic collaboration with Regeneron to jointly develop and commercialize next generation radiopharmaceutical therapies4. • Completed refinancing of existing convertible bond structure, issuing US$600 million of new convertible bonds due 20315. • Profit after tax of US$38 million includes US$40 million of other income received from Regeneron and finance costs of US$19 million, predominately related to refinancing of the convertible bonds. • Generated positive operating cash flow of US$23 million and maintained a cash balance of US$252 million as of June 30, 2026. Executive commentary Managing Director and Group CEO, Dr. Christian Behrenbruch, stated: “Telix delivered an outstanding first half, with strong revenue growth, market share gains and significant progress across clinical and regulatory milestones. Our strengthened balance sheet is enabling increased investment in late-stage programs, including ProstACT Global, market expansion opportunities within our precision medicine portfolio and manufacturing and supply chain capabilities that differentiate Telix. With multiple near-term catalysts, we enter the second half with strong momentum and confidence.” 1 1 Group performance includes Telix Precision Medicine, Telix Therapeutics and Telix Manufacturing Solutions (TMS). 2 All comparisons to H1 2025 results. 3 Earnings before interest, tax, depreciation and amortization. 4 Telix ASX disclosure April 13, 2026. 5 Telix ASX disclosure April 14, 2026.

Segment results Telix Precision Medicine: Strong volume growth of Illuccix® and Gozellix® • Precision Medicine segment revenue up by 27% year-over-year reflecting continued success of Telix’s two product strategy, with Illuccix® and Gozellix® delivering growth in sales volumes and market share gains. • Gross margin of 65% up 1% year-over-year. • Adjusted (segment) EBITDA up by 26% year-over-year to US$132 million. • Patient enrollment nearing completion for Phase 3 BiPASS™ study of Illuccix and Gozellix for prostate cancer imaging in the pre-biopsy setting. • Illuccix Japan Phase 3 registrational study enrollment completion6. • New drug application (NDA) for Illuccix accepted and under review by the Chinese National Medical Products Administration (NMPA) Center for Drug Evaluation (CDE)7. • TLX101-Px, (floretyrosine F 18) for glioma (brain cancer) imaging: ◦ Pixclara®8 has been granted a PDUFA9 goal date by the FDA of September 11, 202610. ◦ Pixlumi®8 Marketing Authorization Application (MAA) in Europe validated and accepted for review11. ◦ Pixclara8 Phase 3 Investigational New Drug (IND) application successfully cleared by FDA to explore indication expansion to brain metastases diagnosis. • TLX250-Px, Zircaix®8 (zirconium-89 (89Zr) girentuximab senvedoxam) for kidney cancer imaging: Telix continues to make good progress toward near-term resubmission of its U.S. Biologics License Application (BLA). The Company has been granted an extension of the BLA resubmission deadline, following receipt of a corrected Complete Response Letter (CRL)12. Telix continues to work closely with the FDA to ensure the resubmission package comprehensively addresses all outstanding CRL items. Telix Therapeutics: Investment delivering significant advances across a number of key late-stage development programs Of the R&D investment, US$68 million was invested in the therapeutics pipeline. Milestones include: • TLX591-Tx (lutetium (177Lu) rosopatamab tetraxetan): ◦ ProstACT Global Part 1 lead-in for Telix’s lead prostate cancer therapy candidate in metastatic castration-resistant prostate cancer (mCRPC) met safety and dosimetry objectives, with no new safety signals observed13. ◦ FDA confirmed that the safety data from Part 1 is sufficient to enable progression of Part 2 in the U.S. The FDA and Telix also achieved alignment on the Part 2 clinical trial protocol14. ◦ Part 2 continues to enroll well in regions where recruitment is open including Australia, Canada, New Zealand, Singapore, South Korea, Türkiye and the United Kingdom. 2 6 Telix media release July 17, 2026. Japan Registry of Clinical Trials identifier: JRCT2031250473. 7 Telix media release January 20, 2026. 8 Launch and brand names subject to final regulatory approval. Zircaix (TLX250-Px, ccRCC imaging), Pixclara and Pixlumi (TLX101- Px, glioma imaging). 9 Prescription Drug User Fee Act. 10 Telix ASX disclosure April 10, 2026. 11 Telix media release May 1, 2026. 12 Corrected CRL issued April 10, 2026. 13 Telix ASX disclosure March 10, 2026. 14 Telix ASX disclosure July 2, 2026.

• TLX597-Tx (177Lu-DOTA-HYNIC-panPSMA): ◦ OPTIMAL-PSMA Phase 2 investigator-initiated trial (IIT) evaluating TLX597-Tx for mCRPC completed patient enrollment of 120 patients15. ◦ OPTIMAL-e Phase 2 study evaluating TLX597-Tx for metastatic hormone sensitive prostate cancer (mHSPC) dosed first patients16. • TLX250-Tx (lutetium (177Lu) girentuximab tetraxetan): ◦ Dosed first patient in LUTEON, a pivotal trial of TLX250-Tx as a monotherapy in advanced ccRCC17. • TLX101-Tx (iodofalan 131I): ◦ Enrolled first patient cohort in Part 1 (assessing safety and dose optimization) of IPAX BrIGHT, a pivotal trial of TLX101-Tx in patients with recurrent glioblastoma18. ◦ Completed patient enrollment in IPAX-2, a Phase 1 study evaluating TLX101-Tx in patients with newly diagnosed glioblastoma19. Telix Manufacturing Solutions (TMS): Expanding Telix’s global footprint to enable next phase of growth Telix continues to invest in its global infrastructure, expanding its TMS operations. The TMS segment includes RLS Radiopharmacies (RLS), IsoTherapeutics (U.S.), and production (and R&D) facilities in Sacramento (U.S.), Seneffe (Belgium), North Melbourne (Australia) and Yokohama (Japan), representing a significantly expanded global production and manufacturing footprint. TMS is central to Telix's long-term growth strategy and is expected to support increasing commercial demand and future pipeline expansion. • TMS reported US$146 million total segment revenue, which includes US$89 million from third-party product sales and service fees, and US$58 million internal revenue20, reflecting growth in sales of Illuccix and Gozellix through the RLS network and contributing to Group gross margin improvement. • TMS operating loss of US$33 million, includes US$10 million of depreciation and amortization on acquired intangibles. • Adjusted EBITDA loss for the TMS segment of US$23 million (H1 2025: Adjusted EBITDA loss of US$13 million), driven by increased investment in supply chain and logistics functions to meet anticipated therapeutics infrastructure needs. • Other TMS milestones in H1 2026 include: ◦ Opened TMS North Melbourne, in partnership with the Melbourne Theranostic Innovation Centre (MTIC), aiming to accelerate the development of targeted radiopharmaceuticals. ◦ TMS Seneffe completed first Good Manufacturing Practice (GMP) production run of a lutetium-based therapeutic candidate, validating the facility’s capabilities to support the manufacture of Telix’s next-generation therapeutics. 3 15 Telix LinkedIn June 25, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12625000971437. 16 Telix media release July 16, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12626000034336. 17 Telix media release July 21, 2026. ClinicalTrials.gov ID: NCT07197580. Clear cell renal cell carcinoma. 18 ClinicalTrials.gov ID: NCT07100730. 19 ClinicalTrials.gov ID: NCT05450744. 20 Inter-segment revenue is eliminated on consolidation, refer to note 3 of the Interim financial report lodged today with the ASX.

Guidance

- FY 2026 revenue and other income expected to be in excess of US$1 billion, with revenue progressing in line with upper end of FY 2026 guidance of US$950 million to US$970 million and US$40 million of other income received from Regeneron.
- Telix reaffirms R&D expenditure guidance of US$230 million to US$270 million, enabled by the Company's strong commercial performance and initial payment of US$40 million received from Regeneron.

Corporate update

The Company advises that on August 20, 2026, it entered into an equity distribution agreement (EDA) with Morgan Stanley & Co. LLC and William Blair & Company, L.L.C. (together, the "Sales Agents") to establish an "at-the-market" (ATM) facility. Under the ATM facility, the Company may, from time to time, determine to offer and issue new fully paid ordinary shares ("Shares") at prevailing market prices in the form of American Depository Shares (ADSs). Each ADS represents one Share. The ATM facility will provide an opportunity to facilitate greater access to the Company's securities on the Nasdaq stock exchange. The Company will control the offer process and has sole discretion over whether and when the ATM facility is used, the number of ADSs sold, and the minimum sale price of the ADSs. No offers or sales of ADSs will be made under the ATM facility unless and until a prospectus supplement has been filed with the U.S. Securities and Exchange Commission (SEC). The ATM facility will be subject to compliance with the ASX Listing Rules, including the Company's available share placement capacity.

Summary: Group financial results

	H1 2026 US$M	H1 2025 US$M
Revenue	477	390
Cost of sales	(217)	(181)
Gross profit	**260**	**209**
Other income	40	—
Research and development	(124)	(82)
Selling and marketing	(58)	(49)
Manufacturing and distribution	(29)	(19)
General and administration	(49)	(48)
Other gains/(losses) (net)	6	(1)
Operating profit	**46**	**10**
Finance income	2	4
Finance costs	(19)	(19)
Profit/(loss) before income tax	**29**	**(5)**
Income tax benefit	9	3
Profit/(loss) after income tax	**38**	**(2)**
Adjusted EBITDA[21]	**52**	**21**
Net cash from operating activities	**23**	**18**

Investor call

An investor webcast and conference call will be held at 9:00 a.m. AEST today, Thursday, August 20, 2026 (7:00 p.m. EDT Wednesday, August 19, 2026). Participants can register for the webcast via this link:

https://s1.c-conf.com/diamondpass/10056417-pz2402.html

[21] Earnings before interest, tax, depreciation and amortization and other gains/(losses) (net).

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About Telix Pharmaceuticals Limited Telix Pharmaceuticals (ASX: TLX, NASDAQ: TLX) is a commercial-stage global radiopharmaceutical company, advancing targeted theranostics to improve outcomes for people with cancer across the patient journey. Theranostics pairs a precision diagnostic with a targeted therapy to both diagnose and treat disease. Telix's commercial franchise is anchored by its prostate cancer imaging portfolio: Illuccix® (kit for the preparation of gallium-68 gozetotide injection), commercially available in 22 countries including the U.S. and Gozellix® (kit for the preparation of gallium-68 gozetotide injection), approved by the U.S. Food and Drug Administration (FDA). The Company's late-stage therapeutic pipeline includes three investigational assets in pivotal-stage trials: TLX591-Tx (lutetium-177 (177Lu) rosopatamab tetraxetan) in prostate cancer, TLX101-Tx (131I-iodofalan) in recurrent glioblastoma, and TLX250-Tx (lutetium (177Lu) girentuximab tetraxetan) in kidney cancer, additionally complemented by a deep pipeline of next generation candidates. Telix is headquartered in Melbourne, Australia, with operations across North America, Europe, Latin America and Asia-Pacific. For more information, visit www.telixpharma.com or follow Telix on LinkedIn, X and Facebook. Investor Relations Annie Kasparian annie.kasparian@telixpharma.com Charlene Jaw charlene.jaw@telixpharma.com Guidance Disclaimer The stated guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below. Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation or regulations that affect product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix’s ability to protect its patents and other intellectual property. This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors No Offer or Solicitation This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities of the Company in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offers or sales of ADSs will be made under the EDA unless and until a prospectus supplement has been filed with the SEC. Telix has filed an automatic shelf registration statement on Form F-3ASR (File No. 333-293611) with the SEC, which became immediately effective upon filing. Any offering of securities in connection with the at-the-market offering will be made only by means of a prospectus supplement and the accompanying prospectus that form a part of the registration statement. A prospectus supplement describing the terms of the at-the-market offering will be filed with the SEC prior to any sales of ADSs under the EDA. When available, copies of the prospectus supplement and the accompanying base prospectus may be obtained from: Morgan Stanley & Co. LLC Attention: Prospectus Department 180 Varick Street, 2nd Floor New York, NY 10014 and William Blair & Company, L.L.C. Attention: Prospectus Department 150 North Riverside Plaza Chicago, IL 60606 or by accessing the SEC's website at www.sec.gov. The at-the-market facility will be subject to the ASX Listing Rules framework for share issuances, including applicable placement and participation limits. 5

Legal Notices You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement. This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good- faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its commercial products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Forward-looking statements may also include statements about the timing and use of the at-the-market facility established under the EDA, the potential sale of ADSs therefrom, Telix's intentions regarding activation of the at-the-market facility, and the anticipated benefits of the at-the-market facility. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. Non-IFRS Financial Measures. Telix’s results are reported under International Financial Reporting Standards (IFRS). This announcement includes various non-IFRS financial information to reflect its underlying performance, which have not been subject to audit or review. These non-IFRS measures include Adjusted EBITDA, which represents net earnings attributable to the Group excluding net finance costs, income tax expense, depreciation and amortization and other gains/(losses) (net). As required by SEC rules, we have provided reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measures, which for Adjusted EBITDA, is Profit/(loss) before income tax. The Group believes that these non-IFRS measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The non-IFRS measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved. 6